September 20, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis, Branch Chief

Re:	Denbury Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 1-12935
Dear Ms. Davis:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated September 6, 2007. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Form 10-K for the Fiscal Year Ended December 31, 2006
General
1.	Please note that we are continuing to evaluate your proposal for prospective modifications to your disclosure.

Response: We note your comment.
Critical Accounting Policies
Accounting for Tertiary Injection Costs, page 50
2.	Please note that we are continuing to evaluate your response to our prior comment number four. In addition to the information previously provided, please provide us with a quantitative analysis of the amounts you have expensed relative to CO2 injection, for all periods presented in your Form 10-K through the most recent interim period. Your analysis should include those CO2 injectant and related costs incurred for the purpose of pressurizing reservoirs for the purpose of recognizing proved tertiary reserves, as well as those costs incurred subsequent to the recognition of reserves for the purpose of maintaining production and reservoir pressure. We may have further comment. Please contact us if you wish to discuss.

Securities and Exchange Commission
September 20, 2007

Response: Below is a quantitative analysis of the amounts we have expensed for and related to the costs of CO2 injection, the purpose of which is to produce the oil trapped in the reservoir and not necessarily to recognize proved reserves as the timing of such may be impacted by other factors. We have classified these costs separately for periods prior to recognizing proved reserves in a particular reservoir and for periods after we have recognized proved reserves. Note that prior to 2006, most of our tertiary proved reserves were booked based on analogy or previous pilots that had demonstrated production response, and therefore there were minimal or no CO2 injections prior to recognizing proved reserves. In the future, we may have fewer of our tertiary proved reserves recognized based upon analogies or pilots, and therefore the distinction between costs recorded prior to and after recognition of proved reserves could be more significant.

We have made certain assumptions and estimates in allocating costs for determining the amounts presented below based on our understanding of your request. If we were to change our assumptions or estimates the amounts presented below could change. We have spent considerable time and effort in analyzing these costs and believe that there are several complex issues involved with allocations of this type.

Expenses Associated With Tertiary Production Activities
	Year Ended			Six Months
(Amounts in thousands)	December 31,			Ended
	2004	2005	2006	6/30/2007

Tertiary properties with proved reserves

Cost of CO2 injected	$4,626	$10,113	$16,803	$11,536
Other lease operating expense	19,962	29,648	43,736	31,336

Total tertiary lease operating expense	$24,588	$39,761	$60,539	$42,872

Depletion and depreciation of CO2 assets	$3,405	$3,894	$5,960	$4,114

Tertiary properties without proved reserves

Cost of CO2 injected	$—	$—	$1,212	$1,863
Other lease operating expense	—	25	3,277	2,254

Total tertiary lease operating expense	$—	$25	$4,489	$4,117

Depletion and depreciation of CO2 assets	$—	$—	$321	$294
We also note that you are continuing to evaluate our response to your prior comment number four. To date, we have only highlighted our position in this matter which we strongly believe is appropriate, conservative and consistent with current accounting literature. If you disagree with our accounting treatment, we request an opportunity to personally meet with both the reservoir engineering and financial accounting Staff of the Commission so that we can more adequately explain and discuss the accounting and technical aspects surrounding our operations. We believe this is a complex matter and perceive that any decision by the Commission could potentially have far-reaching ramifications to our industry (because of the increasing significance and materiality of secondary and tertiary operations).
*******

Securities and Exchange Commission
September 20, 2007

     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,

/s/ Mark Allen

Mark Allen
Vice President and Chief Accounting Officer
cc: Mr. Kevin Stertzel